Exhibit 1.01

Conflict Minerals Report

Filed May 31, 2016

(For the calendar year ended December 31, 2015)

Introduction

This Conflict Minerals Report is being filed by Target Corporation (“Target”) pursuant to Rule 13p-1 under the Securities Exchange Act and Form SD (collectively, the “Conflict Minerals Rule”). As used in this report, consistent with the Conflict Minerals Rule, “3TG” means columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin, and tungsten.

A.  Applicability of the Conflict Minerals Rule to Target

Target is a retailer selling both everyday essentials and fashionable, differentiated merchandise at discounted prices. Target does not manufacture any of the products it sells. A significant portion of Target’s sales is from national brand merchandise. Approximately one-third of Target’s fiscal 2015 sales related to owned and exclusive brand products. Target may be subject to the requirements of the Conflict Minerals Rule because of the degree of influence that it may exercise over the materials, parts, ingredients, or components of some of its owned and exclusive brand products that contain necessary 3TG.

For 2015, for purposes of its compliance with the Conflict Minerals Rule, Target had potentially in-scope products in the owned and exclusive brand merchandise categories in the table below (the “Surveyed Product Categories”). As discussed herein, for 2015, Target’s outreach included all of the vendors of products that were identified as possibly containing 3TG within the Surveyed Product Categories (the “Surveyed Vendors”), regardless of whether the products of a particular vendor were believed to contain necessary 3TG and regardless of whether Target may have contracted to manufacture those products.

Owned and Exclusive Brand Merchandise Categories
Apparel and Home Textiles
Electronics, Lighting, Kitchenware, and Small Appliances
Home Improvement and Automotive
Footwear and Luggage
Accessories, Jewelry, and Watches
Furniture, Home Décor, Bath, and Seasonal Merchandise
Lawn and Garden
Health and Beauty Products
Toys, Sporting Goods, and Pet Supplies
Paper, Office, Stationery, and Scrapbooking

The merchandise categories listed above are intended to summarize the types of owned and exclusive brand products Target sells that might be covered by its compliance with the Conflict Minerals Rule and, as a result, are different than the five product categories Target uses for purposes of its periodic reports filed with the Securities and Exchange Commission that cover all of the products it sells.

For 2015, Target was unable to determine the origin of at least a portion of the necessary 3TG contained in the products of Surveyed Vendors. In some instances, Target was able to determine that some Surveyed Vendors for 2015 did not source from the Democratic Republic of the Congo (the “DRC”) or an adjoining country. Target’s findings about the source of necessary 3TG in products from Surveyed Vendors for 2015 were limited by the fact that some vendors did not respond to Target’s survey and that most vendors did not provide information about the source of necessary 3TG on an individual product basis.

Target does not do any direct business with any smelters or refiners of 3TG. As a “downstream” company (which means a company between the smelter or refiner and the consumer), it must rely on its vendors to provide accurate, reliable information about 3TG in its supply chain. Target also believes that, in most cases, it is several or more vendor tiers removed from the smelters and refiners of 3TG used in its products. However, through its leadership in the retail industry, and through the efforts described in this Conflict Minerals Report, including its support of multi-stakeholder initiatives, Target is helping to address some of those difficulties presented to downstream companies and to encourage responsible sourcing in its supply chain.

B.  Target’s Conflict Minerals Policy; Participation in Industry Initiatives

Target supports the humanitarian goals of the Conflict Minerals Rule and recognizes the adverse impact from mining and trade of 3TG by armed groups in the DRC and its adjoining countries. Target seeks neither, directly nor indirectly, to finance or benefit those armed groups.

Target also recognizes that there are many smelters and refiners that source from the DRC and its adjoining countries whose activities do not finance or benefit armed groups and who are certified as “compliant” or the equivalent by a recognized independent certification organization. In order to avoid the undue harm to local populations that a generalized embargo upon this region could perform, Target affirmatively encourages its suppliers to identify compliant smelters and refiners within the DRC and its adjoining countries and to source from them when commercially practicable.

Target’s conflict minerals policy (the “Conflict Minerals Policy”) seeks to balance Target’s objectives of ensuring that its business activities do not finance or benefit armed groups and providing support to compliant smelters and refiners in the DRC and its adjoining countries. The Conflict Minerals Policy states that Target will not knowingly purchase or sell any owned or exclusive brand product that contains 3TG that finances armed conflict in the DRC or an adjoining country. The Conflict Minerals Policy also affirmatively encourages Target’s suppliers to source from smelters and refiners within the DRC and its adjoining countries that are certified as compliant by an independent certification organization.

The Conflict Minerals Policy also includes, but is not limited to, Target’s expectation that each of the vendors with which it contracts to manufacture will:

1.             Adopt a policy relating to 3TG sourcing that is consistent with Target’s Conflict Minerals Policy and the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition (the “OECD Due Diligence Guidance”);

2.             Implement a due diligence program in support of Target’s 3TG sourcing policy;

3.             Complete a conflict minerals reporting template, which is the standard form developed by the Conflict-Free Sourcing Initiative (the “CFSI”) for gathering information regarding 3TG usage and related sourcing procedures (the “Conflict Minerals Reporting Template”);

4.             Exercise due diligence in seeking upstream information to support the vendor’s responses to the questions in the Conflict Minerals Reporting Template;

5.             Use smelters and refiners certified as “compliant” or an equivalent by a recognized independent certification organization, but avoid a generalized embargo of smelters or refiners in the DRC region; and

6.             Make available its due diligence in determining the source of its 3TG upon Target’s request.

Target also has taken an active role in 3TG responsible sourcing initiatives by the retail industry. Target was a founding Executive Committee Member of the Retail Industry Leaders Association (“RILA”) Conflict Minerals Workgroup, a multi-year program that helped retailers navigate the issue, the compliance requirements, and solutions through a combination of educational materials, benchmarking, implementation tools, and key partnerships.

Target is also a member of the CFSI and a participant in the Responsible Sourcing Network’s Mineral Multi-Stakeholder Network. In addition, Target is aligned with the efforts of Oxfam and Earthworks with the “No Dirty Gold” campaign and reinforces its commitment through vendor education efforts as part of its social compliance program. Target also worked with Business for Social Responsibility (“BSR”) to develop training for vendors.

C.  Reasonable Country of Origin Inquiry Information

As required by the Conflict Minerals Rule, for 2015, Target conducted a “reasonable country of origin inquiry.”  To the extent applicable, Target used the same processes and procedures for its reasonable country of origin inquiry as it used for its due diligence efforts (in particular Steps 1 and 2 of the OECD Due Diligence Guidance, which are discussed later in this Conflict Minerals Report).

Target’s outreach to Surveyed Vendors included inquiries of 676 owned and exclusive brand vendors of products that were identified as possibly containing 3TG within the Surveyed Product Categories, regardless of whether the products of a particular vendor were believed to contain necessary 3TG and regardless of whether Target contracted to manufacture those products. For 2015, Target received responses from 504, or approximately 75%, of the Surveyed Vendors.

For 2015, the Surveyed Vendors that provided product level information identified to Target 22 smelters and refiners. Additional information on these smelters and refiners is contained in Annex A to this Conflict Minerals Report.

Pursuant to the Conflict Minerals Rule, Target was required to conduct due diligence for 2015. These due diligence efforts are discussed below.

D.  Due Diligence Framework Used

Design Framework

The recognized due diligence framework that Target uses for its due diligence is the OECD Due Diligence Guidance. The OECD Due Diligence Guidance contains five due diligence steps:

Step 1: Establish Strong Company Management Systems

Step 2: Identify and Assess Risks in the Supply Chain

Step 3: Design and Implement a Strategy to Respond to Identified Risks

Step 4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Step 5: Report on Supply Chain Due Diligence

These elements of Target’s program design are discussed below. However, these are not all of the elements of the program that Target has put in place to help ensure that the 3TG contained in Target’s products are responsibly sourced. Additional information about Target’s execution of its due diligence measures for 2015 is provided under “Section E. Due Diligence Program Execution.”

Step 1.  Establish Strong Company Management Systems

Target’s Conflict Minerals Policy is publicly available at https://corporate.target.com/corporate-responsibility/responsible-sourcing/social-compliance/labor-and-human-rights.  The Conflict Minerals Policy is also summarized in this Conflict Minerals Report under “Section B. Target’s Conflict Minerals Policy; Participation in Industry Initiatives.” The information contained on Target’s website is not incorporated by reference into this Conflict Minerals Report or Target’s Form SD and should not be considered part of this Conflict Minerals Report or the Form SD.

Target’s existing integrity hotline has been designated as a mechanism for team members, vendors, and other interested parties to be able to report violations of the Conflict Minerals Policy.  Reports may be made online at www.TargetIntegrityHotline.com or via telephone from the U.S. and Canada at 1-800-541-6838.  Information on how to report a suspected integrity violation via telephone from outside of the U.S. and Canada is available at www.TargetIntegrityHotline.com.

The leadership of the Target Sourcing Services Quality and Compliance (“TSSQC”) team, which is the sourcing compliance operation for Target’s owned and exclusive brand products, is responsible for managing Target’s 3TG compliance program. TSSQC designates dedicated employees (referred to as “team members”) to supervise the program. TSSQC receives support from other Target team members in its legal, internal audit, corporate compliance and ethics, external financial reporting, and communications functions. The leadership of TSSQC receives periodic updates regarding Target’s 3TG compliance program.

Training on the Conflict Minerals Rule and Target’s 3TG compliance program is made available to TSSQC team members. Other team members are informed as needed about the Conflict Minerals Rule and Target’s policy with respect to sourcing products that might contain 3TG. Selected team members also periodically participate in conferences, benchmarking, and workshops relating to the Conflict Minerals Rule and related compliance matters.

Target supplements its internal compliance team with outside professionals. Target uses a third party supply chain transparency specialist (the “Service Provider”) to collect and aggregate data from Surveyed Vendors to complement its own internal management processes. Target also uses specialist outside legal counsel to assist with its compliance efforts. Target uses the Conflict Minerals Reporting Template to obtain information from its Surveyed Vendors concerning the sources of the 3TG used by the Surveyed Vendors and other information concerning the Surveyed Vendors’ compliance activities.

Target’s policy requires the maintenance of its 3TG-related records for a minimum of six years. Target has requested that the Service Provider store records in its possession on Target’s behalf in accordance with Target’s internal document retention policy.

Target communicates its sourcing expectations relating to 3TG to vendors through direct communications, information posted on Target’s vendor website, and online training. Target’s item set-up system requests vendors to specify whether a vendor’s items contain 3TG. Target’s standard contract requires vendors to comply with the objectives of Target’s Conflict Minerals Policy. 3TG training is made available to new vendors as part of Target’s onboarding process and remains available to all vendors after onboarding. Additionally, vendors are provided with an email address at Target where they can direct any questions about Target’s 3TG compliance program or Conflict Minerals Policy.

The Service Provider, on Target’s behalf, sends communications to Surveyed Vendors concerning the requirements of the Conflict Minerals Rule and Target’s 3TG compliance program, including instructions on how to complete the Conflict Minerals Reporting Template. Through the Service Provider, Surveyed Vendors also are offered access to a vendor education portal and email addresses and telephone numbers for questions and guidance for responding to Target’s information requests. The Service Provider also provides a multi-lingual help desk to assist Surveyed Vendors with questions on how to complete the Conflict Minerals Reporting Template.

In addition, all vendors and factories that produce owned and exclusive brand products for Target (including the Surveyed Vendors) are required to participate in Target’s broader social compliance program. The program requires those vendors to register all applicable facilities with Target, indicating the locations of facilities. Additionally, every facility and vendor where owned and exclusive brand production takes place must authorize unannounced compliance audits. Through Target’s broader social compliance program, Target has the right to conduct unannounced spot-checks of vendors who may have produced products that contain 3TG and have access to their documentation.

Step 2.  Identify and Assess Risks in the Supply Chain

Through the Service Provider, Target requests that Surveyed Vendors complete a Conflict Minerals Reporting Template. The Conflict Minerals Reporting Template allows Surveyed Vendors to provide product-specific information.

The Service Provider sends reminders to each non-responsive Surveyed Vendor requesting registration with the Service Provider’s system and completion of a Conflict Minerals Reporting Template. If a Surveyed Vendor continues to be non-responsive, the Service Provider is required to notify Target. TSSQC team members then follow up with each non-responsive Surveyed Vendor and request the Surveyed Vendor’s participation.

The Service Provider reviews the responses received from the Surveyed Vendors against specific quality control flags that trigger follow-up or escalation of the response. If a Surveyed Vendor with products that contain 3TG does not identify the smelters or refiners of 3TG in its Conflict Minerals Reporting Template, the Service Provider attempts to obtain information about the suppliers of 3TG for the Surveyed Vendor’s products by making inquiries of the Surveyed Vendor’s identified suppliers. Follow-up inquiries are made by the Service Provider to Surveyed Vendors to address other incomplete responses or where Surveyed Vendors indicate sources of their 3TG that are unknown to the Service Provider.

If an entity identified as a smelter or refiner by a Surveyed Vendor is confirmed by the Service Provider to be a smelter or refiner, the Service Provider examines whether the smelter or refiner was certified as “compliant” or the equivalent by the CFSI, the London Bullion Market Association (the “LBMA”) or the Responsible Jewelry Council (the “RJC”). If the identified smelter or refiner is not certified by one of these independent third parties, the Service Provider attempts to contact the smelter or refiner and/or consult publicly available information to attempt to determine the mine or location of origin of the necessary 3TG processed by the smelter or refiner.

Step 3.  Design and Implement a Strategy to Respond to Identified Risks

Summaries of Surveyed Vendor responses are provided to the leadership of TSSQC. If a Surveyed Vendor response indicates that a product Target contracted to manufacture contained 3TG from the DRC or an adjoining country that was not verified as coming from a compliant smelter or refiner, Target’s 3TG compliance procedures specify that leadership of TSSQC will be notified and the Surveyed Vendor contacted. Purchases of the identified product will be suspended until the Surveyed Vendor can locate a source of 3TG that can either be verified as coming from outside the DRC or an adjoining country or from a compliant smelter or refiner in the DRC or an adjoining country, subject to a reasonable grace period to allow the existing smelter or refiner to become compliant. TSSQC will track any future violations of Target’s policy by Surveyed Vendors and stop doing business with any Surveyed Vendor that is unwilling or unable to comply with Target’s policy.

Step 4.  Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

In connection with its due diligence, Target uses information made available by the CFSI, LBMA and RJC concerning their independent third-party audits of smelters and refiners. Through its membership in the CFSI, RILA, and BSR, Target supports industry-level implementation of independent third-party audits of smelters and refiners.

Step 5.  Report on Supply Chain Due Diligence

Target files a Form SD and Conflict Minerals Report with the Securities and Exchange Commission. In addition, Target includes information on its Conflict Minerals Policy and 3TG compliance program in its annual Corporate Responsibility Report. Target’s Corporate Responsibility Report is available on its website at https://corporate.target.com/corporate-responsibility/goals-reporting/corporate-responsibility-reports.

E.  Due Diligence Program Execution

In this section, Target provides a non-exhaustive description of the due diligence measures that it took for 2015 pursuant to its 3TG compliance program and Conflict Minerals Policy, the Conflict Minerals Rule, and the OECD Due Diligence Guidance. For a discussion of the design of Target’s due diligence framework, please see “Section D. Due Diligence Framework Used.”

1.             Target communicated its sourcing expectations relating to 3TG to the Surveyed Vendors through direct communications and information posted on its vendor website. In addition, the Service Provider, on Target’s behalf, sent communications to the Surveyed Vendors concerning the requirements of the Conflict Minerals Rule and Target’s 3TG compliance program, including instructions on how to complete the Conflict Minerals Reporting Template. Through the Service Provider, the Surveyed Vendors also were offered access to a vendor education portal and email addresses and telephone numbers for questions and guidance for responding to Target’s information requests.

2.             Training and other resources on the Conflict Minerals Rule and Target’s 3TG compliance program were furnished to TSSQC team members performing a compliance function.

3.             Through the Service Provider, requests were sent to Surveyed Vendors to complete a Conflict Minerals Reporting Template. The Conflict Minerals Reporting Template allowed Surveyed Vendors to provide product-specific information.

4.             The Service Provider sent reminders to each non-responsive Surveyed Vendor requesting that it register with the Service Provider’s system and complete Target’s Conflict Minerals Reporting Template. If a Surveyed Vendor continued to be non-responsive, the Service Provider notified Target. TSSQC team members followed up with the non-responsive Surveyed Vendors requesting the Surveyed Vendor’s participation.

5.             For those Surveyed Vendors with 3TG in their products that did not identify the smelters or refiners of 3TG in its Conflict Minerals Reporting Template, the Service Provider attempted to obtain information about the suppliers of 3TG for the Surveyed Vendors’ products by making inquiries of the Surveyed Vendor’s identified suppliers. Follow-up inquiries were made by the Service Provider to Surveyed Vendors to address other incomplete responses or where Surveyed Vendors indicated sources of their 3TG that were unknown to the Service Provider.

6.             For those entities identified as a smelter or refiner by a Surveyed Vendor that were confirmed by the Service Provider to be a smelter or refiner, the Service Provider examined whether the smelter or refiner was listed as compliant by the CFSI, the LBMA or the RJC as of April 9, 2016. Of the 22 smelters and refiners that were identified at a product level as sourcing at least in part from the DRC or an adjoining country, 20 were listed as “compliant” and one was listed as “active” by the CFSI. If the identified smelter or refiner was not certified by one of the foregoing independent third parties, the Service Provider attempted to contact the smelter or refiner and/or consulted publicly available information to attempt to determine the mine or location of origin of the necessary 3TG processed by the smelter or refiner.

7.             Summaries of Surveyed Vendor responses were provided to the leadership of TSSQC.

8.             In addition, to mitigate the risk that the necessary 3TG contained in its in-scope products directly or indirectly finance or benefit armed groups in the DRC or an adjoining country, Target:

a.             Made training on its Conflict Minerals Policy and compliance expectations available to all vendors, including new vendors; and.

b.            Joined the CFSI and the Responsible Sourcing Network’s Minerals Multi-Stakeholder Network.

F.  Product Information; Identified Smelters and Refiners

Due to the challenges of tracing in a multi-tier supply chain, Target was able to determine the origin of only a portion of the 3TG contained in its potentially in-scope products for 2015. For the list of Surveyed Product Categories that Target determined might include some in-scope products that are covered by the Conflict Minerals Rule, see “Section A. Applicability of the Conflict Minerals Rule to Target.”

In connection with Target’s reasonable country of origin inquiry or due diligence, as applicable, the Surveyed Vendors that provided product level information identified 22 unique smelters and refiners. Additional information on these smelters and refiners is provided in Annex A of this Conflict Minerals Report.

Target took the efforts described earlier in this Conflict Minerals Report to determine the mine of location of origin of the necessary 3TG in the products of Surveyed Vendors.

G.  Future Risk Mitigation Efforts

Target has taken or expects to take the following steps in respect of 2016 to mitigate the risk that Target’s necessary in-scope 3TG benefit armed groups:

1.             Updated our Conflict Minerals Policy to reflect that we do not support a generalized embargo on smelters and refiners in the DRC region and that we encourage suppliers to source from smelters and refiners within the DRC and its adjoining countries that are certified as compliant by an independent certification organization;

2.             Continue to promote industry-based efforts to educate vendors on the Conflict Minerals Rule and related compliance measures, through our participation in industry organizations;

3.             Further refine our scoping process to enhance accuracy and efficiency to enable more effective allocation of resources to potentially higher-risk vendors;

4.             Enhance training to encourage suppliers to source 3TG from compliant smelters or refiners located in the DRC or an adjoining country;

5.             Adopt and implement additional risk management procedures that, among other things, address vendor non-responsiveness and non-compliance;

6.             Encourage vendors to provide product level information for 2016 through ongoing outreach to vendors;

7.             Engage with vendors that provided incomplete responses or that did not provide responses for 2015 to help ensure that they provide requested information for 2016; and

8.             Monitor and encourage the continuing development and progress of traceability measures for vendors that indicated for 2015 that the source of 3TG was unknown or could not be determined.

All of the foregoing steps are in addition to the steps taken in respect of 2015, which Target intends to continue to take in respect of 2016 compliance to the extent applicable.

H.  Forward-Looking Statements

This Conflict Minerals Report contains forward-looking statements, which are based on Target’s current assumptions and expectations. These statements are typically accompanied by the words “expect,” “may,” “could,” “believe,” “would,” “might,” “anticipates,” or words of similar import. The principal forward-looking statements in this report include Target’s expected refinements to its 3TG compliance program.

All such forward-looking statements are intended to enjoy the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, as amended. Although Target believes there is a reasonable basis for the forward-looking statements, Target’s actual results could be materially different. The most important factors which could cause Target’s actual results to differ from its forward-looking statements are (a) the continued implementation of satisfactory traceability and other compliance measures by Target’s direct and indirect vendors on a timely basis or at all, (b) changes in the Conflict Minerals Rule and other political and regulatory developments relating to the sourcing of 3TG, whether in the DRC or its adjoining countries, the United States or elsewhere, and (c) those factors set forth in Target’s description of risk factors in Item 1A to Target’s Form 10-K for the fiscal year ended January 30, 2016, which should be read in conjunction with the forward-looking statements in this Conflict Minerals Report. Forward-looking statements speak only as of the date of this Conflict Minerals Report or, if earlier, as of the date they are made, and Target does not undertake any obligation to update any forward-looking statement.

Annex A

Capitalized terms used and not otherwise defined in this Annex have the meanings set forth in the accompanying Conflict Minerals Report.

Smelters and Refiners

In connection with Target’s reasonable country of origin inquiry or due diligence, as applicable, the Surveyed Vendors that provided product level information identified the smelters and refiners listed below as having processed the 3TG contained in Target owned and exclusive brand products in 2015. Please see the notes that accompany the table for important information concerning the data in the table.

Smelter and Refiner Information

Metal	Official Smelter Name	Country Location	Smelter or Refiner Status
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	China	Compliant
Tin	Alpha	United States	Compliant
Tin	Cooperativa Metalurgica de Rondônia Ltda.	Brazil	Compliant
Tin	EM Vinto	Bolivia	Compliant
Tin	Gejiu Kai Meng Industry and Trade LLC	China	Active
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China	Compliant
Tin	Malaysia Smelting Corporation (MSC)	Malaysia	Compliant
Tin	Metallo-Chimique N.V.	Belgium	Compliant
Tin	Mineração Taboca S.A.	Brazil	On Reference List Only
Tin	Minsur	Peru	Compliant
Tin	Operaciones Metalurgical S.A.	Bolivia	Compliant
Tin	PT Bangka Tin Industry	Indonesia	Compliant
Tin	PT Bukit Timah	Indonesia	Compliant
Tin	PT Mitra Stania Prima	Indonesia	Compliant
Tin	PT Refined Bangka Tin	Indonesia	Compliant
Tin	PT Sariwiguna Binasentosa	Indonesia	Compliant
Tin	PT Timah (Persero) Tbk Kundur	Indonesia	Compliant
Tin	PT Timah (Persero) Tbk Mentok	Indonesia	Compliant
Tin	PT Tinindo Inter Nusa	Indonesia	Compliant
Tin	Thaisarco	Thailand	Compliant
Tin	White Solder Metalurgia e Mineração Ltda.	Brazil	Compliant
Tin	Yunnan Tin Group (Holding) Company Limited	China	Compliant

(a)

The table lists only the smelters and refiners identified by Surveyed Vendors that provided Target with product level smelter and refiner information for 2015. The smelters and refiners reflected above may not be all of the smelters and refiners that processed the necessary 3TG in Target’s in-scope products, since: (i) many of the Surveyed Vendors indicated that they were unable to identify all of the smelters and refiners used to process the necessary 3TG contained in Target’s owned and exclusive brand products; and (ii) because not all Surveyed Vendors responded to Target’s inquiries.

(b)	The table only includes entities that were listed as smelters or refiners by the CFSI, the LBMA, or the RJC.

(c)	“Country Location” is the country in which the smelter or refiner is located.

(d)	“Smelter or Refiner Status” information in the table is as of April 9, 2016.

(e)

“Compliant” means that a smelter or refiner is listed as compliant with the Conflict-Free Smelter Program’s (“CFSP”) assessment protocols, including through mutual recognition and those listed as “Re-audit in process” by the CFSI. Included smelters and refiners were not necessarily Compliant for all or part of 2015 and may not continue to be Compliant for any future period. Target does not have information on the origin of the 3TG processed by any of the Compliant smelters and refiners prior to their respective certification dates.

(f)

“Active” is a CFSI designation that means that the smelter or refiner is listed as having submitted a signed Agreement for the Exchange of Confidential Information and Auditee Agreement contracts to the CFSP.

(g)	Smelter or Refiner Status and Country Location reflected in the table is based solely on information made publicly available by the CFSI, LBMA, and/or RJC, without independent verification by Target.

(h)	“On Reference List Only” means that a smelter or refiner is listed on the Conflict Minerals Reporting Template Reference List tab, but is not listed as “Compliant” or “Active.”

Country of Origin Information

The countries of origin of the 3TG processed by the Compliant smelters and refiners listed above may have included the countries listed below. The listed countries of origin are derived from information made available by the CFSI to its members. Except for the DRC, the CFSI does not indicate individual countries of origin of the 3TG processed by Compliant smelters and refiners. Instead, the CFSI indicates country of origin by category. Compliant smelters and refiners listed above were in each of the categories below:

L1 – Countries that are not identified as conflict regions or plausible areas of smuggling or export from the DRC or adjoining countries: Argentina, Australia, Austria, Belgium, Bolivia, Brazil, Cambodia, Canada, Chile, China, Colombia, Cote d’Ivoire, Czech Republic, Djibouti, Ecuador, Egypt, Estonia, Ethiopia, France, Germany, Guyana, Hungary, India, Indonesia, Ireland, Israel, Japan, Kazakhstan, Laos, Luxembourg, Madagascar, Malaysia, Mongolia, Morocco, Myanmar, Namibia, Netherlands, Nigeria, Peru, Portugal, Russia, Sierra Leone, Singapore, Slovakia, South Korea, Spain, Suriname, Switzerland, Taiwan, Thailand, United Kingdom, United States, Viet Nam, and Zimbabwe.

L2 – Countries that are known or plausible countries for smuggling, export out of region or transit of materials containing 3TG: Kenya, Mozambique, and South Africa.

L3 – The DRC and its nine adjoining countries: Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Uganda, United Republic of Tanzania, and Zambia.

In addition, according to information made available by the CFSI to its members, some of the listed smelters and refiners processed Conflict Minerals originating solely from recycled or scrap sources and others processed both recycled and scrap content and newly-mined content from one or more of the regions indicated above.

Because the CFSI generally does not indicate individual countries of origin of the 3TG processed by Compliant smelters and refiners, Target was not able to determine the countries of origin of the 3TG processed by the listed Compliant smelters and refiners with greater specificity. In addition, for some of the listed Compliant smelters and refiners, origin information is not disclosed. Target did not determine the countries of origin of the 3TG processed by other smelters and refiners listed on this Annex A.